Exhibit 99.1

IMC Rare Earths Announces High-Grade Yttrium Discoveries in Brazil

One discovery returns 7 meters of yttrium oxide at 2,052 ppm and another returns 13 meters of yttrium oxide at 1,287 ppm.

Highlights:

●	Block H starts just 2 meters below surface. 7 meters at 2,052 ppm yttrium oxide, including 3 meters at 2,836 ppm. The peak sample reached 3,099 ppm.

●	Block D remains mineralized at the end of the hole. 13 meters at 1,287 ppm yttrium oxide, including 9 meters with an estimated 84% yttrium extraction.

●	Yttrium levels exceeded the ALS laboratory test limit. In six Block H samples and ten Block D samples, yttrium in the leach solution was above the test’s 500 ppm upper measurement limit. Yttrium extraction for these samples is estimated using other heavy rare earth results.

●	Yttrium forms a large share of the rare earth content. 36% at Block H and 26% at Block D, versus about 10% across the drilling database. Peak grades rank among the top five of more than 870 holes.

SÃO PAULO, October 29, 2026 — IMC Rare Earths Ltd (NYSE American: IMC) (“IMC” or the “Company”) today announced two high-grade yttrium-rich discoveries at its Itarantim ionic adsorption clay rare earth project in Brazil. The results include a shallow, 7-meter intersection at Block H and a 13-meter intersection at Block D that remained mineralized when drilling stopped. The findings are exploration-stage results; further drilling and metallurgical work are required to establish their extent and commercial potential.

“Yttrium accounts for more than a third of the rare earth oxides in the Block H interval,” said Frank Scolaro, Chief Executive Officer and Chair of IMC Rare Earths. “This discovery could shape the product we ultimately seek to produce, adding yttrium to the group of rare-earth metals at Itarantim, alongside dysprosium and terbium. Yttrium is used in semiconductor equipment, aerospace components, lasers and advanced ceramics, making these discoveries relevant to efforts to diversify critical-mineral supply chains. Our job now is to establish how far these zones extend and confirm their extraction performance through further testwork.”

Next Steps:

●	Block H: infill and step-out drilling to define the extent, thickness and continuity of the shallow, high-grade yttrium zone, with ammonium sulfate leach testing on all mineralized samples.

●	Block D: diamond drilling to test the full yttrium-enriched zone beneath the hill, below the reach of auger drilling, together with step-out drilling around AD-00403 to expand the yttrium-rich and magnet rare earth domains.

Representative material will be collected for metallurgical testwork at ANSTO in Australia, and leach testwork on this material will provide a direct measure of yttrium extraction from the high-grade zones.

Block H Discovery:

At Block H, hole AD-00555 intersected 7 meters grading 2,052 ppm yttrium oxide (Y2O3) from only 2 meters below surface, including 3 meters at 2,836 ppm and a peak one-meter sample of 3,099 ppm. Yttrium oxide accounted for 36% of total rare earth oxides (TREO) across the interval, compared with a median of approximately 10% in the Itarantim drilling database. Six samples exceeded the ALS leach-solution measurement limit for yttrium; corresponding extraction percentages are estimates derived from measured extraction of other heavy rare earths, not direct yttrium assay measurements.

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Block D Discovery:

At Block D, hole AD-00403 returned 13 meters at 1,287 ppm Y2O3 from 14 meters depth, including 3 meters at 2,464 ppm, and ended in mineralization at 27 meters. Within that interval, 9 meters averaged 982 ppm Y2O3 with an estimated 84% yttrium extraction. The broader 13-meter interval also contained 1,457 ppm magnet rare earth oxides (MREO). A deeper diamond hole is planned to test mineralization beneath the hill beyond the reach of existing auger drilling.

Two separate zones contain some of the highest yttrium grades in a database of more than 870 drill holes; follow-up drilling and extraction testing are planned.

Cautionary statement regarding exploration results: The potential quantity and grade of the Block H and Block D yttrium zones are conceptual in nature. There has been insufficient exploration to estimate a mineral resource in these areas, and it is uncertain whether further exploration will result in the estimation of a mineral resource. Estimated yttrium leach extractions are not assay results and are subject to confirmation.

Drilling, Sampling and QA/QC

The Company’s technical team supervises drilling, with samples logged, photographed and processed under the Company’s exploration procedures. All holes are vertical (−90°) and sampled at one-meter intervals from surface. Samples are submitted to ALS in Vespasiano, Minas Gerais, for ME-MS81d (rare earth and trace elements plus whole rock) and ME-MS19 ammonium sulfate leach analysis. Sample batches include blanks, field duplicates and certified reference materials as part of the Company’s QA/QC protocol.

Qualified Person

The scientific and technical information in this news release, including the estimated yttrium leach extractions, has been reviewed and approved by Alexandre Magno da Rocha, MSc, a Qualified Person as defined in Subpart 1300 of Regulation S-K. Mr. da Rocha is a geologist with more than 40 years of mineral exploration experience in Brazil and internationally, and is widely recognized as a pioneer of ionic adsorption clay rare earth exploration in Brazil. Mr. da Rocha played a central role in discovering the country’s first world-class deposits of this style, including the Rocha da Rocha Province in Bahia — which encompasses the Monte Alto deposit — together with Serra Verde’s Pela Ema deposit in Goiás and Aclara’s Carina Project in Nova Roma, Goiás. He holds a BSc in Geology (1986) and an MSc in Geosciences (1999) from the Universidade Federal do Rio Grande do Norte and is a Tenured Professor of Geology at the Federal Institute of Education, Science and Technology of Rio Grande do Norte (IFRN). Mr. da Rocha is Director of IMC Rare Earths and is not independent of the Company.

About IMC Rare Earths Ltd

IMC Rare Earths Ltd is a mineral exploration and development company focused on the exploration, development and long-term supply of rare earth elements. Its principal project is the Itarantim Project, an ionic adsorption clay rare earth deposit in the states of Bahia and Minas Gerais, Brazil.

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Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements, including statements regarding the potential extent, grade and continuity of mineralization at Block H and Block D; the calculated yttrium leach extractions; the potential for Itarantim to become a source of yttrium concentrate; rare earth recovery and its variability; impurity characteristics; future drilling and metallurgical work; future resource additions and conversions; recovery, separation and product development; demand for and supply of rare earths; and the effects of export controls and geopolitical developments.

There has been insufficient exploration to define a mineral resource at Block H or the Block D yttrium zone. The Company has not established that reported exploration grades or laboratory extraction results will translate into commercially recoverable products or an economically viable operation, and no economic study has been completed on Block H or Block D.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results, including drilling and resource conversion outcomes, may differ materially from those anticipated. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the economic viability of the Itarantim Project; the need for significant capital resources for its development; our ability to begin and sustain mining operations; our ability to manage our development, growth and operating expenses; our lack of operating history; the availability of suitable infrastructure and labor; delays or failures in the performance of third parties on which we rely; our ability to obtain and maintain necessary permits and licenses; outbreaks, epidemics or pandemics; mining industry operational risk; severe adverse weather conditions; reputational harm; our relationships with local communities and other stakeholders; changes in environmental and mining laws and regulations; the prices of or demand for rare earth elements; an adverse change in trade relations between the U.S. and Brazil; and those risk factors discussed in the Company’s filings with the Securities and Exchange Commission.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from those implied by these forward-looking statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements, except as may be required by law.

Investor Relations Contact: IMC Rare Earths Ltd, Investor Relations — info@imcrareearths.com

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Appendix 1. Yttrium leach data for the reported intercepts

Table A1. Yttrium leach by sample, AD-00555 (2 to 9 m) and AD-00403 (14 to 27 m)

Hole	From (m)	To (m)	Y2O3 (ppm)	Y in leach (ppm)	Lab Y leach (%)	Avg Dy-Ho-Er leach (%)	Y leach used (%)	Source
AD-00555	2.0	3.0	1,416	>500	Over limit	87	~94	Estimate
AD-00555	3.0	4.0	1,797	>500	Over limit	76	~82	Estimate
AD-00555	4.0	5.0	3,086	>500	Over limit	62	~68	Estimate
AD-00555	5.0	6.0	3,099	>500	Over limit	52	~58	Estimate
AD-00555	6.0	7.0	2,324	>500	Over limit	45	~50	Estimate
AD-00555	7.0	8.0	1,880	>500	Over limit	34	~38	Estimate
AD-00555	8.0	9.0	766	490	81	69	81	Lab
AD-00403	14.0	15.0	650	395	77	69	77	Lab
AD-00403	15.0	16.0	693	396	73	65	73	Lab
AD-00403	16.0	17.0	974	>500	Over limit	62	~68	Estimate
AD-00403	17.0	18.0	1,255	>500	Over limit	79	~86	Estimate
AD-00403	18.0	19.0	889	>500	Over limit	80	~87	Estimate
AD-00403	19.0	20.0	958	>500	Over limit	87	~95	Estimate
AD-00403	20.0	21.0	1,024	>500	Over limit	84	~91	Estimate
AD-00403	21.0	22.0	1,126	>500	Over limit	93	>95	Estimate
AD-00403	22.0	23.0	1,266	>500	Over limit	67	~74	Estimate
AD-00403	23.0	24.0	2,896	>500	Over limit	30	~34	Estimate
AD-00403	24.0	25.0	2,794	>500	Over limit	26	~30	Estimate
AD-00403	25.0	26.0	1,702	>500	Over limit	32	~36	Estimate
AD-00403	26.0	27.0	505	293	74	62	74	Lab

Y in leach: ALS ME-MS19 yttrium in solution; >500 = over the 500 ppm upper detection limit (stored as 505 in the database). Lab Y leach (%) = Y in leach / total Y. Where Y was within range the lab value is used (“Lab”); where it was over limit, Y leach is estimated as 1.057 × average Dy-Ho-Er leach + 2.5 (“Estimate”), fitted on 1,955 database samples with in-range yttrium; standard error ±4.6 percentage points. Estimates are not assay results.

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